Exhibit 99.(g)(2)

CENTRAL PARK ADVISERS, LLC
125 West 55th Street
New York, New York 10019

December 15, 2022

CPG Vintage Access Fund VI, LLC
c/o Central Park Advisers, LLC
125 West 55th Street
New York, New York 10019

Re:	Organizational Expenses Limitation Agreement (the “Agreement”)

Ladies and Gentlemen:

Central Park Advisers, LLC (the “Adviser”), intending to be legally bound, hereby confirms its agreement as follows in respect of CPG Vintage Access Fund VI, LLC (the “Fund”):

The Adviser hereby agrees to limit the total amount of organizational expenses, and expenses borne by the Fund relating to the offering and sale of units of limited liability company interests of the Fund, including the expenses described in Section 4(a)(4) of the Investment Advisory Agreement between the Fund and the Adviser, to an aggregate amount not to exceed $1,000,000.

Very truly yours,

Central Park Advisers, LLC

By:
Name:
Title:

Accepted and Agreed:

CPG Vintage Access Fund VI, LLC

By:
Name:
Title: